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October 2, 2015

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sonia Barros Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC
Draft Offering Statement on Form 1-A
Amendment No. 3 to Draft Offering Statement on Form 1-A
Submitted September 8, 2015
CIK No. 0001645583

Dear Ms. Barros:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 23, 2015 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001645583) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on September 8, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 4 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Sonia Barros

Division of Corporation Finance

October 2, 2015

Distribution Support Commitment, page 16

1.	We note your response to Comment 1. We continue to believe that you lack a reasonable basis to present a targeted distribution of 15%. Please revise your disclosure to clearly explain that 15% is merely the maximum amount which Fundrise, LP is obligated to contribute pursuant to the Distribution Support Agreement. In addition, please explain that the dilution that investors will experience as a result of the additional shares issued to Fundrise, LP may also negatively impact the amount per share they receive upon a liquidity event and include cautionary language clarifying that you are not obligated to pay a distribution at a particular rate even though the distribution support agreement may support a particular distribution. Please also provide additional context regarding the distribution support period by stating the earliest date on which the agreement may terminate, assuming the Distribution Support Agreement fully funds distributions to shareholders and the maximum offering amount is sold.

Response to Comment No. 1

In response to the Staff’s comment, and as discussed telephonically with the Staff, the Company has revised the disclosure related to the distribution support commitment on pages 2, 16, 23 and 88 of the Amended Submission.

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Ms. Sonia Barros

Division of Corporation Finance

October 2, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michael S. McCord, Chief Financial Officer and Treasurer
Rise Companies Corp.

David Perechocky, Esq.
Goodwin Procter LLP